Exhibit 99.1

FACTORS THAT MAY AFFECT RESULTS

Risks Relating To BioTransplant's Financial Results and Need For Financing

             We will require substantial additional financing in the near term, which may be difficult to obtain and may dilute your ownership interest in us.

             We anticipate that our existing funds, including the $17.9 million of funds raised in our June 2001 private equity offering, will be sufficient to fund our operating and capital requirements as currently planned through the second quarter of 2002. We expect to use rather than generate funds from operations for the foreseeable future. In particular, we will require substantial funds to conduct research and development, including preclinical testing and clinical trials of our AlloMune System, and to manufacture and market any products that are approved for commercial sale. If we cannot raise more funds, we could be required to reduce our capital expenditures, scale back our research and product developments, reduce our workforce and/or license to others products or technologies we would otherwise seek to commercialize ourselves.

             We may seek additional funding through collaborative arrangements, borrowing money and by the sale of additional equity securities. Any sales of additional equity securities are likely to result in further dilution to our then existing stockholders. Further, if we issue additional equity securities, the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. We may also borrow money from conventional lenders, possibly at high interest rates, which will increase the risk of your holdings. Despite our efforts, additional funding may not be available to us at all or only on terms that are unacceptable to us. We also could be required to seek funds through arrangements with collaborative partners or others that may require us to relinquish rights to our technologies, product candidates or products which we would otherwise pursue on our own.

             Even if we are able to raise additional funds in a timely manner, our future capital requirements will vary depending on many factors, including the following:

•	continued progress in our research and development programs, as well as the magnitude of these programs;

•	the resources required to successfully complete our clinical trials;

•	the time and costs involved in obtaining regulatory approvals;

•	the cost of manufacturing and commercialization activities;

•	the cost of any additional facilities requirements;

•	the timing, receipt and amount of milestone and other payments from collaborative partners;

•	the timing, receipt and amount of sales and royalties from our potential products in the market; and

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent–related costs, including litigation costs and the costs of obtaining any required licenses to technologies.

             We have incurred substantial losses, expect to continue to incur additional losses and will not be successful until we reverse this trend.

             We have incurred losses in each year since our date of organization. We expect to incur operating losses for the foreseeable future.

             To date, we have not successfully commercialized and sold the types of products we are currently developing. The products that we are developing will require additional research and development, extensive preclinical studies and clinical trials and regulatory approval before they can be sold commercially. In particular, we may need to successfully develop several new technologies in order to complete development of our AlloMune System. If we do not successfully develop and commercialize any products, we will never become profitable.

             To date, we have generated substantially all of our revenues from payments from our collaborative partners. In 2000, we generated $4,563,475, or 100% of our total revenue, from our collaboration with Novartis, which was terminated in October 2000 in connection with the formation of our joint venture with Novartis. We have not received any revenues from the sale of products. We anticipate that it may be a number of years, if ever, before we will receive significant revenues from product sales or royalties.

Risks Related to Our Business, Industry and Strategy

             There are uncertainties as to the effectiveness of our technological approaches and, as a result, we may not be able to successfully develop and commercialize any products.

             Our future success depends on the successful development of our ImmunoCognance technology. The MEDI-507 antibody product under development and the prototype AlloMune System have been tested in relatively few patients and we may not be able to demonstrate the clinical benefits of these products in a larger patient population. Furthermore, the technology that we have exclusively licensed to our joint venture with Novartis Pharma AG is based upon the transplantation of organs from swine into humans. To our knowledge, transplantation of swine organs has never been tested in humans. As a consequence, we are not sure whether any of our or our collaborators' potential products will be effective in treating any of the disorders we have targeted. In addition, these products may prove to have undesirable or unintended side effects, toxicities or other characteristics that may prevent or limit their commercial use. If our technological approach is not successful or accepted, then neither we nor our collaborators will be able to develop or commercialize these products.

             We are dependent on MedImmune and Novartis to develop, manufacture and sell technologies exclusively licensed by us, and if these parties are not successful, then we will not achieve significant revenues based on these technologies.

             We have a collaborative agreement with MedImmune under which we have provided MedImmune with the exclusive worldwide right to develop and commercialize products derived from the BTI-322 and MEDI-507 antibodies. In addition, our joint venture, Immerge BioTherapeutics, has exclusively licensed to Novartis the right to develop and commercialize any products derived from Immerge's research program in xenotransplantation, which refers to the transplantation of cells, tissues and organs from one species to another. Under each of these collaborative agreements, we have the right to receive royalties on product sales. Our ability to achieve royalty revenue under these arrangements is heavily dependent on the efforts and activities of MedImmune and Novartis. Our arrangements with MedImmune and, through our joint venture, with Novartis allow them significant discretion in determining the efforts and resources that they will apply to the development and commercialization of products based upon our technologies. Accordingly, we are unable to control whether or not products based upon our technologies will be scientifically or commercially successful.

             The risks that we face in connection with our agreements with MedImmune and Novartis include the following:

•	These agreements are subject to termination on short notice. Specifically, MedImmune may terminate the agreement with us, and Novartis has the right to terminate the agreement with the joint venture, on 60 days' notice as a result of an uncured material breach by us or the joint venture, as the case may be. If either MedImmune or Novartis terminates its collaboration with us, or the joint venture, in the case of Novartis, it may be difficult for us to attract a new partner to develop and commercialize products based on our technologies and may adversely affect the perception of us in the business and financial communities.

•	If MedImmune or Novartis were to breach or terminate its agreement with us, or the joint venture, in the case of Novartis, reduce its funding or otherwise fail to conduct the collaboration successfully, we could be required to devote additional internal resources to the program that is the subject of the collaboration, scale back or terminate the program or seek an alternative partner.

•	MedImmune and Novartis may pursue higher priority programs or change the focus of their research and/or development programs, which could affect either party's commitment to us.

•	After a product has been approved for marketing, any reductions in marketing or sales efforts or a discontinuation of marketing or sales of that product by MedImmune or Novartis would reduce our revenues, which will be based on a percentage of net sales.

             The market may not be receptive to our products upon their introduction, which will prevent us from being profitable.

             The commercial success of our products when and if they are approved for marketing will depend upon their acceptance by the medical community and third-party payors as clinically useful, cost effective and safe. All of the products that we are developing are based upon new technologies or therapeutic approaches. As a result, it may be more difficult for us to convince the medical community and third-party payors to accept and use our products.

             Other factors that we believe will materially affect market acceptance of our products include:

•	the timing of our receipt of marketing approvals and the countries in which approvals are obtained;

•	the safety, efficacy and ease of administration of our products;

•	the success of our physician education programs; and

•	the availability of government and third-party payor reimbursement of our products.

             The progress of the xenotransplantation research program of our joint venture could be delayed by disruptions in its supply of miniature swine.

             Our joint venture's xenotransplantation research program is based upon the transplantation of tissues and organs from swine into humans. Charles River Laboratories has been supplying miniature swine for our research programs since our inception in 1991 and is currently the only supplier of the miniature swine organs that the joint venture uses in its research. Although the miniature swine from which the joint venture with Novartis will receive organs are located at several different facilities, a disease epidemic or other catastrophe could destroy all or a portion of the miniature swine herd, which would interrupt or significantly delay the joint venture's research. We believe there is presently only one other suitable supplier of miniature swine for research purposes such as ours. If Charles River Laboratories terminates or breaches its agreement with the joint venture, the joint venture may not have the resources or capabilities to maintain the miniature swine herds itself and may experience difficulties in establishing a supply arrangement with an alternative source of miniature swine on acceptable terms, if at all. If the joint venture fails to procure a third-party source of miniature swine or is unable to maintain its own herd, the joint venture could be required to delay or curtail its research efforts with respect to the xenotransplantation program.

             Xenotransplantation involves risks which have resulted in additional FDA oversight and which in the future may result in additional regulation.

             Xenotransplantation poses a risk that viruses or other animal pathogens may be unintentionally transmitted to a human patient. The United States Food and Drug Administration will require testing to determine whether infectious agents, including specific viruses referred to as porcine endogenous retroviruses, also known as PERV, are present in patients who have received cells, tissues or organs from miniature swine. While porcine endogenous retroviruses have not been shown to cause any disease in pigs, it is not known what effect, if any, these retroviruses may have on humans.

             Other companies are currently conducting clinical trials involving the transplantation of pig cells into humans. The FDA requires lifelong monitoring of these transplant recipients. If porcine endogenous retroviruses or any other virus or infectious agent is detected in tests or samples from these transplant recipients, the FDA may require Novartis to halt its clinical trials and perform additional tests to assess the risk of infection to potential patients. This could result in delays in the successful development and commercialization of any xenotransplantation products.

             The FDA has proposed, but not yet established, definitive regulatory guidelines for xenotransplantation. We and Novartis may not be able to comply with any final guidelines the FDA may issue.

Risks Relating To Clinical And Regulatory Matters

             If our clinical trials are not successful or are not completed on a timely basis, we will not be able to develop and commercialize any related products and, therefore, we will not achieve profitability.

             To obtain regulatory approvals for the commercial sale of our future products, we and our collaborative partners will need to complete extensive clinical trials in humans to demonstrate the safety and efficacy of the products. We have had limited experience in conducting clinical trials.

             Prior to commencing new clinical trials, we must submit investigational new drug and/or investigational device exemption applications to the FDA. Even if we receive authorization from the FDA to commence clinical trials, we or our collaborative partners may not be able to successfully complete these trials within an acceptable timeframe, if at all. How quickly we and our collaborative partners complete clinical trials is dependent in part upon the rate of enrollment of patients. Patient enrollment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the existence of competitive clinical trials. In particular, the patient population for a number of our potential products is small. If we experience delays in patient enrollment, we may incur additional costs and delay our research and development programs.

             Furthermore, we, our collaborative partners or the FDA may suspend our clinical trials at any time on various grounds, including a finding that the patients in the trials are being exposed to unacceptable health risks. Finally, our clinical trials, if completed, may not show the potential product to be safe or effective, thereby preventing regulatory approval.

             We are dependent on our collaborative partners to conduct clinical trials on our MEDI–507 and xenotransplantation products and, therefore, we are not in control of the timing of these clinical trials.

             We are dependent upon MedImmune to conduct clinical trials with respect to MEDI-507 and will be dependent upon Novartis to conduct clinical trials for the development of xenotransplantation products, if any, that arise out of our joint venture's research program. We may become dependent upon other third parties to conduct future clinical trials of our AlloMune System. As a result, we will have less control over these clinical trials than if we were conducting the trials directly. Consequently, these trials may not begin or be completed on a schedule that is acceptable to us.

             The approval process is costly and lengthy and we may not obtain and maintain the regulatory approvals required to successfully market and sell our products.

             We must obtain regulatory approval for our ongoing development activities and before marketing or selling any of our products. We may not receive regulatory approvals to conduct clinical trials of our products or to manufacture or market our products. In addition, regulatory agencies may not grant such approvals on a timely basis or may revoke previously granted approvals or impose fines, suspensions, product recalls and other sanctions if we fail to comply with applicable regulatory requirements.

             The process of obtaining FDA and other required regulatory approvals is expensive and typically takes a number of years, depending on the complexity and novelty of the product. Any delay in obtaining or failure to obtain required clearance or approval of a product by the appropriate regulatory authorities, would materially adversely affect our ability to generate revenues from the affected product. We have limited experience in filing and prosecuting the applications required to gain regulatory approval.

             There is limited regulatory precedent for the approval of products based upon the technologies that we are employing to develop products. The AlloMune System is based on new technologies and/or new therapeutic approaches that have not been extensively tested in humans. Accordingly, the regulatory requirements governing this product may be more rigorous than for conventional products. In addition, the FDA has not yet established final or comprehensive guidelines for xenotransplantation. As a result, we may experience a longer regulatory process in connection with any products that we or our collaborators seek to develop based on these new technologies and/or new therapeutic approaches.

             We also are subject to numerous foreign regulatory requirements governing the design and conduct of the clinical trials and the manufacturing and marketing of our future products. The approval procedure varies among countries. The time required to obtain foreign approvals often differs from that required to obtain FDA approvals. Moreover, approval by the FDA does not ensure approval by regulatory authorities in other countries.

             All of these regulatory risks also are applicable to development, manufacturing and marketing undertaken by our key collaborators, MedImmune and Novartis, and any other future collaborators who may seek to develop, market and sell products based upon our technologies.

Risks Relating To Intellectual Property

             We may not be able to obtain patent protection for our discoveries and we may infringe patent rights of third parties.

             Our success depends in significant part on our ability to:

•	obtain patents;

•	protect trade secrets;

•	operate without infringing upon the proprietary rights of others; and

•	prevent others from infringing on our proprietary rights.

             The validity and permissible scope of claims covered in patents relating to our technology involve important unresolved legal principles. Furthermore, there is substantial uncertainty as to whether human clinical data will be required for issuance of patents for human therapeutics. If human clinical data are required, our ability to obtain patent protection could be delayed or otherwise adversely affected.

             Patents may not issue from any patent applications that we own or license. If patents do issue, the claims allowed may not be sufficiently broad to protect our technology. In addition, issued patents that we own or license may be challenged, invalidated or circumvented. Our patents also may not afford us protection against competitors with similar technology. Because patent applications in the United States are maintained in secrecy until patents issue, third parties may have filed or maintained patent applications for technology used by us or covered by our pending patent applications without our being aware of these applications.

             We may not hold proprietary rights to all of the patents related to our proposed products or services. These patents may be owned or controlled by third parties. As a result, we or our collaborative partners may be required to obtain licenses under third–party patents to market our proposed products or services. If licenses are not available on acceptable terms, we or our collaborative partners will not be able to market these products or services.

             If we lose important license rights, we may be unable to successfully develop and commercialize our products and achieve profitability.

             We are a party to technology in-licenses with the Catholic University of Louvain and the Alberta Research Council. We expect to enter into additional licenses in the future. These in-licenses relate to important technologies that may be necessary for the development and commercialization of our products. These licenses impose various commercialization, indemnification, royalty, insurance and other obligations on us. Although we currently meet the requirements imposed by the licenses, if we fail to comply with these requirements in the future, the licensors will have the right to terminate these licenses or make the licenses non-exclusive, which could affect our ability to exploit important technologies that are required for successful development of our products.

Risks Relating To Product Manufacturing, Marketing And Sales

             We have no sales and marketing experience and may depend significantly on third parties who may not successfully commercialize our products.

             We have no sales, marketing and distribution experience. We plan to rely significantly on sales, marketing and distribution arrangements with third parties, including our collaborative partners. For example, we have granted MedImmune exclusive marketing rights to the MEDI-507 product under development and have granted Novartis exclusive worldwide rights to develop and market products based upon our xenotransplantation technologies. We may have to enter into additional marketing arrangements in the future and we may not be able to enter into these additional arrangements on terms which are favorable to us, if at all. In addition, we may have limited or no control over the sales, marketing and distribution activities of these third parties. Our future revenues will be materially dependent upon the success of the efforts of these third parties.

             We may seek to independently market products that are not already subject to marketing agreements with other parties, including our high density microparticle products, which are our nearest-term products under development. If we determine to perform sales, marketing and distribution functions ourselves, we could face a number of additional risks, including:

•	we may not be able to attract and build a significant marketing staff or sales force;

•	the cost of establishing a marketing staff or sales force may not be justifiable in light of the revenues generated by any particular product; and

•	our direct sales and marketing efforts may not be successful.

             We have limited manufacturing capabilities and will depend on third-party manufacturers who may not successfully manufacture our products.

             We have limited manufacturing experience. To continue to develop products, apply for regulatory approvals and, ultimately, commercialize any products, we will need to develop, contract for or otherwise arrange for the necessary manufacturing capabilities.

             We currently rely upon MedImmune to produce material for preclinical and clinical testing purposes and expect to continue to do so in the future. In addition, if we receive the necessary regulatory approvals for our products, we also expect to rely upon third parties, including our collaborative partners, to produce materials required for commercial production. There are a limited number of manufacturers capable of manufacturing these products that are able to comply with the FDA's regulations for good manufacturing practices. If we are unable to manufacture our own products or arrange for third-party manufacturing of our products, or unable to do so on commercially reasonable terms, we may not be able to complete development of or market our products.

             To the extent that we enter into manufacturing arrangements with third parties, we will be dependent upon these third parties to perform their obligations in a timely manner. If third-party manufacturers with whom we contract fail to perform their obligations, we may be adversely affected in a number of ways, including:

•	we may not be able to initiate or continue clinical trials of products that are under development;

•	we may be delayed in submitting applications for regulatory approvals for its products; and

•	ultimately, we may not be able to meet commercial demands for its products.

Risks Relating to the Eligix Merger

             The merger with Eligix may not be successfully completed and, even if it is completed, we may face challenges in integrating Eligix into BioTransplant and, as a result, may not realize the expected benefits of the anticipated merger.

             In December 2000, we entered into a definitive agreement to acquire Eligix through a merger. The merger is subject to the satisfaction of closing conditions, including approval by BioTransplant's and Eligix' stockholders, and may not be successfully completed. The merger involves the integration of two different companies that have previously operated independently. Even if successfully completed, integrating Eligix' operations, technologies and personnel with those of BioTransplant will be a complex process. We may not be able to complete the integration rapidly. After the integration, the combined company may not achieve the expected benefits of the merger. The diversion of the attention of our management and any difficulties encountered in the process of combining our companies could lead to unanticipated liabilities and costs and cause the disruption of, or a loss of momentum in, the business activities of the combined company. Further, the process of combining our companies could negatively affect employee morale and the ability of the combined company to retain some of its key employees after the merger. As a consequence, we may not successfully integrate Eligix or profitably manage the combined company. In addition, following the transaction, the combined company may not achieve revenues, net income or loss levels, efficiencies or synergies that justify the merger, and the merger may not result in increased earnings for the combined company in any future period.

             Significant merger-related charges against earnings will increase our losses in the quarter in which we consummate the merger and during the post-merger integration period and, additionally, we may also incur significant charges if the merger is not consummated.

             We expect to incur charges of approximately $3.7 million in connection with the consummation of the merger, including charges of approximately $1.375 million expected to be incurred by Eligix. The charges include legal, accounting and financial advisory fees and other integration costs. These costs may be higher than we anticipate. In addition, we may incur other additional unanticipated merger costs. For example, if the merger agreement is terminated by Eligix as a result of our failure to perform or comply in all material respects with the agreements and covenants under the merger agreement, we will be required to pay Eligix $2.0 million in cash. Some of these nonrecurring costs will be charged to operations in the fiscal quarter in which the merger is consummated or terminated, as the case may be, while others will be expensed as incurred during the post-merger integration period.

             The loss of key Eligix or BioTransplant personnel could make it difficult to complete existing projects and undertake new projects.

             The success of the combined company depends on our ability to identify, hire and retain our employees, and a significant component of the value of the merger is in the know-how and experience of the Eligix and BioTransplant employees that we expect to employ following the merger. None of the employees of Eligix or BioTransplant will be bound by a long-term agreement with the combined company or be covered by key-man life insurance after the merger. If key Eligix or BioTransplant employees were to leave after the merger, we may be unable to integrate Eligix' delivery systems into our product offerings, complete existing Eligix projects or undertake new projects.

             Under the terms of Eligix' stock incentive plan, the vesting of stock options to purchase an aggregate of approximately 864,999 shares of Eligix stock held by Eligix employees automatically accelerates as a result of the merger. In addition, options to purchase an aggregate of 2,749,100 shares of Eligix common stock issued on May 25, 2000, which were exercisable in full on the date of issuance but subject to a right of repurchase by Eligix, will no longer be subject to the repurchase right in the event of a merger. These options have substantial value to the Eligix employees. Because a substantial number of options will vest in full and be immediately exercisable after the merger, Eligix employees will not be incentivized through these stock options to remain employed after the merger as a condition to the continued vesting of their options. Consequently, we face the risk that Eligix employees will leave following the merger. In addition, BioTransplant employees had vested options as of February 28, 2001 to purchase an aggregate of approximately 923,000 shares of BioTransplant common stock and, thus, may not be incentivized through stock options to remain employed following the merger.

             We may incur significant severance-related costs after the merger if Eligix management members leave for good reason or we terminate them without cause.

             Each of the twelve management members of Eligix will be entitled to receive severance-related payments if he or she leaves for good reason or is terminated without cause after the merger. Consequently, we may incur significant severance-related costs, including:

•	cash severance payments of up to an aggregate of approximately $1,173,000 if all twelve Eligix management members leave; and

•	the acceleration in full of the vesting of the 990,000 shares of BioTransplant common stock to be issued under the Eligix management equity incentive plan, which shares had a value of $5,445,000 based on the closing price of BioTransplant's common stock on February 28, 2001.

Risks Relating To Our Common Stock

             Our stock price is highly volatile, which could cause you to lose part or all of your investment.

             The market price of our common stock is highly volatile. For example, during the past three years, our stock price fluctuated from a low sale price of $1.00 in the quarter ended December 31, 1998 to a high sale price of $23.00 in the quarter ended March 31, 2000. Prices for our common stock will be determined in the market place and may be influenced by many factors, including variations in our financial results and investors' perceptions of us, as well as their perceptions of general economic, industry and market conditions. Broad market fluctuations may adversely affect the market price of our common stock and may cause a rapid and substantial decline in the value of your investment in our common stock.